

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 29, 2016

Via E-mail
Ming Hsieh
Chief Executive Officer
Fulgent Diagnostics, Inc.
4978 Santa Anita Avenue
Temple City, CA 91780

> **Re:** **Fulgent Diagnostics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 15, 2016**
> **CIK No. 0001674930**

Dear Mr. Hsieh:

We have reviewed your revised draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2016 letter.

Pharma Spit-Off, page 45

1. We note your response to prior comment 6. Please describe in greater detail the nature of Mr. Hsieh's continuing responsibilities as Manager of Fulgent Pharma.

Underwriting, page 121

2. We note that you revised your disclosure in response to prior comment 14 to refer to related persons of Fulgent. Please revise your disclosure to avoid using vague terms such as related persons.

Note 3—Recapitalization, page F-16

3.   Please disclose the amount you recorded for the deemed distribution to Class A and Class B units.

Recent Sales of Unregistered Securities, page II-2

4.   We note your response to prior comment 16. Please describe in greater detail the facts that you relied on for the Section 4(a)(2) exemption in connection with the Pharma Split-Off. For example, tell us the number of offerees, the nature of the investors and the information you provided to the offerees.

Undertakings, page II-5

5.   Please provide the undertakings, as requested in prior comment 17, as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

You may contact Myra Moosariparabil, Staff Accountant, at (202) 551-3796 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Scott M. Stanton, Esq.
        Morrison & Foerster LLP